UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2019

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [   ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [   ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 5.07	Submission of Matters to a Vote of Security Holders

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on May 8, 2019 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 896,104.62 of the Company's share capital and 89,610,462 votes, respectively, were represented at the Annual Meeting. Results of the Annual Meeting were as follows:

•	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

•	Adoption of the Company’s annual report by 89,608,642 votes in favor, and with 1,240 votes against and 580 abstentions.

•	Adoption of the proposal to carry forward the result of the accounting year 2018 by 89,608,562 votes in favor, and with 1,240 votes against and 660 abstentions.

•	Approval of the discharge of the board of directors and the management board by 89,608,968 votes in favor, 434 against and 1,060 abstentions.

•	Election of members to the board of directors:

Re-election of the following members to the board of directors as follows:

•	Florian Schönharting (89,602,222 votes in favor, 0 against and 8,240 abstentions)

•	Torsten Goesch (89,602,140 votes in favor, 0 against and 8,322 abstentions)

•	Duncan Moore (89,602,140 votes in favor, 0 against and 8,322 abstentions)

•	Grant Hellier Lawrence (89,601,748 votes in favor, 0 against and 8,714 abstentions)

•	Jakob Mosegaard Larsen (89,601,748 votes in favor, 0 against and 8,714 abstentions)

•	Re-election of Ernst & Young Godkendt Revisionspartnerselskab as the Company’s independent registered public accounting firm with 89,609,622 votes in favor, 0 against and 840 abstentions.

•	Adoption of:

•	Extension of the authorization to the board of directors pursuant to article 3.2 in the Company’s Articles of Association to issue warrants and corresponding shares to employees, members of the executive management, members of the board of directors and consultants until May 1, 2024 by 89,529,910 votes in favor, 72,930 against and 7,622 abstentions.

•	Extension of the authorization to the board of directors pursuant to article 3.4 in the Company’s Articles of Association to issue shares to employees, members of the executive management, members of the board of directors and consultants until May 1, 2024 by 89,532,110 votes in favor, 70,730 against and 7,622 abstentions.

•	Extension of the authorization to the board of directors pursuant to article 3.6 in the Company’s Articles of Association to issue shares until May 1, 2024 by 89,532,180 votes in favor, 70,660 against and 7,622 abstentions.

•	Extension of the authorization to the board of directors pursuant to article 4.2 in the Company’s Articles of Association to acquire own shares until May 1, 2024 by 89,588,140 votes in favor, 14,700 against and 7,622 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer